January 24, 2008

BY EDGAR

Brigitte Lippmann, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Re:	Comanche Clean Energy Corporation
Amendment No. 1 to Registration Statement on Form F-1
File No. 333-143914
Filed: November 1, 2007

Dear Ms. Lippmann:

  Reference is made to your comment letter, dated November 29, 2007 to our client, Comanche Clean Energy Corporation (the “Company”), relating to the subject amendment to registration statement (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

General

1.
We have reviewed your response to comment 7 in our letter dated July 16, 2007. You indicate that you had no market risk sensitive instruments outstanding and therefore do not believe any disclosure in accordance with Item 11 of Form 20-F is warranted. It is unclear how you determined that you do not have any market risk sensitive instruments outstanding, given that Comanche is subject to foreign currency exchange rate risk and Simoes is subject to interest rate risk through its debt obligations as of December 31, 2006. As such, please revise to include quantitative and qualitative disclosures about market risk as required by Item 11 of Form 20-F.

A subsection entitled “Quantitative and Qualitative Disclosures about Market Risk” has been added to the subsection of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus regarding Simoes on page 77 of the prospectus to discuss foreign currency exchange risk and interest rate risk regarding instruments of Simoes which were outstanding on December 31, 2006. Simoes was acquired by Comanche Clean Energy Corporation in April 2007. Other than for such instruments, Comanche Clean Energy Corporation, on a consolidated basis had no outstanding instruments subject to market risk as of December 31, 2006.

2.
In addition, your response indicates that you did not have any contractual obligations as of December 31, 2006. Simoes financial statement disclosures indicate that that they had debt, leases and raw material purchase contracts as of December 31, 2006. Therefore, it is unclear how you determined you did not have any contractual obligations and thus a contractual obligations table was not required. Please advise or revise accordingly.

A subsection entitled “Contractual Obligations” has been added to the subsection of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus regarding Simoes on page 77 of the prospectus to discuss contractual obligations of Simoes as of December 31, 2006. Simoes was acquired by Comanche Clean Energy Corporation in April 2007. Other than for such obligations, Comanche Clean Energy Corporation, on a consolidated basis had no contractual obligations as of December 31, 2006.

3.
We note your response to comment 10 in our letter dated July 16, 2007. We continue to be concerned that aspects of the transaction being registered, including without limitation, the number of shares underlying the convertible notes and warrants that you are registering for resale, resales by broker-dealers and greater than 10% shareholders, and the secured nature of the notes, suggest that the transaction amounts to an offering on behalf of the issuer. As the company is not eligible to make an offering at the market at this time, you would need to revise the registration statement to fix a price at which all resales would be made and identify all selling stockholders as underwriters. Alternatively, we will not object if you register the resale of the shares that your prospectus discloses are currently outstanding, provided that they must sell at a fixed price until the shares are quoted on the OTC Bulletin Board, and any broker-dealers will sell all shares at a fixed price (notwithstanding quotation) and be identified as underwriters, as noted in a comments below. You may be able to register additional shares for resale at a later date after the selling stockholders have sold all of the shares covered by this registration statement.

The registration statement has been revised to reduce the aggregate number of shares covered to 30% of the public float of the Ordinary Shares of the Company as of the date hereof. All of the shares covered in the registration statements are Ordinary Shares issuable to selling stockholders upon exercise of warrants held by the selling stockholders.

4.
We note that you are registering 125% of the shares into which the notes and warrants are convertible to cover 'future adjustments' to the conversion and exercise prices. If you continue to include shares underlying the notes and warrants on the registration statement at this time, please clarify what the excess shares are intended to cover, since you state that there is a fixed conversion and exercise price for the notes and warrants, respectively. Please note that Rule 416 would cover shares are intended to account for stock splits, distributions and similar transactions, and that registration of excess shares for purposes contemplated by this rule is not necessary.

Due to the reduction in the number of shares covered by the registration statement, we are no longer requesting registration of “excess shares.”

Our Company, page2

5.	We note your response to comment 10 in our letter dated July 16, 2007. Please include the names of the Simoes and Bahia plants in the diagram, since you use these terms throughout the prospectus.

The names of the Simoes and Bahia plants have been added in the appropriate locations in the diagram.

Our History. page 3

6.
We note your response to comment 16 in our letter dated July 16, 2007. Please clarify in the April and July 2007 private placement paragraphs (the fifth and seventh paragraphs in this section) how many shares you are registering underlying each of the warrant and convertible notes transactions rather than providing aggregate amounts. Also reconcile the shares in these transactions to the amount being registered. It appears that the amount of shares underlying the convertible notes is not disclosed and the number of shares underlying the warrants adds up to 7,523,229, not 7,532,229.

In the first paragraph of the “Our History - Recent Placements of Securities” subsection of the “Prospectus Summary” on page 4 of the prospectus, we have revised the text to state that all of the shares covered by the prospectus are either shares sold to investors, or shares issuable upon exercise of warrants sold to investors, in the private placement consummated on April 3, 2007 or shares issuable upon exercise of warrants issued to the placement agent for such private placement.

7.
We note your response to comment 16 in our letter dated July 16, 2007. Please describe the material provisions of the convertible notes and warrants relating to the private placements in 2007. For example, you should discuss not only the conversion price of the notes, but the interest rate and maturity dates of the notes, financial covenants, events of default and the collateral that secures the notes, as well as the material terms of the registration rights.

The “Our History - Recent Placements of Securities” subsection of the “Prospectus Summary” on pages 4-6 of the prospectus has been revised to describe the material provisions of the convertible notes and warrants relating to the private placements in April and June 2007. Similar information has been added on pages 6 and 7 regarding the securities issued in the December 2007 placement.

Certain Disclosure Regarding Conversion of Notes and Exercise of Warrants, page 4

8.
We note your response to comment 3 in our letter dated July 16, 2007. Please include tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in ordinary shares) in connection with the transactions that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding liquidated damages and redemption premiums. Please provide footnote disclosure of the terms of each such payment.

We have revised the tables contained in such sections to include the dollar amount (which is zero in each case) of payments to the specified persons in connection with the transactions.

9.	Please quantify the value of the placement agent's warrants.

We have revised footnote 1 to each of the first two tables in the section of the prospectus entitled “Certain Disclosure Regarding Notes and Exercise of Warrants” on page 9 to state the value of the warrants issued to the placement agent for each of the transactions which were consummated on April 3, 2007.

10.	Please provide tabular disclose of the maximum interest payments during the entire term of the convertible notes.

The tables set forth in the section “Certain Disclosure Regarding Notes and Exercise of Warrants” on page 10 of the prospectus have been revised to disclose the maximum interest payments during the term of the convertible notes. In addition, we have inserted additional tables on page 11 to set forth the maximum interest payments during the entire term of the notes issued in December 2007.

Capitalization, page 27

11.	Please update your capitalization table to present this information as of a date no earlier than sixty days prior to the date of your amended Form F-1. Refer to Item 3(B) of Form 20-F.

A new capitalization table as of November 30, 2007 has been inserted in the section on page 30.

Selling Shareholders, page 28

12.
Please clarify whether the selling shareholders listed in the second paragraph are broker-dealers or affiliates of a broker-dealer. If a selling shareholder is a broker-dealer, the prospectus should state that the seller is an underwriter. If a selling stockholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide these representations, state that the seller is an underwriter.

What are now the third and fourth paragraphs of the section of the prospectus entitled “Selling Shareholders” on page 31 of the prospectus have been revised to state which of the selling shareholders are broker-dealers and which are affiliates of a broker-dealer. In addition for each selling stockholder which is an affiliate of a broker-dealer, the representations referred to in the comment have been made. Please note that in Amendment No. 1, we stated that Deephaven Distressed Opportunities Trading, Ltd. and Deephaven Event Trading, Ltd. (the “Funds”) were affiliates of a broker-dealer. That statement was incorrect. Knight Capital Group, Inc. (“Knight”) is the parent company of certain registered broker-dealers and also as of the date hereof owns Deephaven Capital Management, LLC, which by contract is the investment manager of the Funds. However, the Funds are otherwise unaffiliated with Knight Capital Group and the corporations are governed by a Board of Directors elected by the shareholders of the funds. Therefore, we believe that the Funds are not under common control by Knight Capital Group and are not otherwise affiliates of a broker-dealer.

Plan of Distribution, page 32

We note your response to comment 30 in our letter dated July 16, 2007. Assuming that you register any shares for resale pursuant to Rule 415(a)(1)(i), you must nevertheless sell at a fixed price until your securities are quoted on the OTC Bulletin Board, since there is currently no public market for your ordinary shares. See Item 16 of Schedule A to the Securities Act of 1933. Please revise your prospectus cover page and Plan of Distribution section to provide that selling shareholders will sell at a stated fixed price until your securities are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Any broker-dealers must sell at a fixed price notwithstanding quotation. Please also disclose the method of determining the price of the securities offered.

In accordance with our discussions with the staff we understand that because the number of shares being registered under the registration statement is being reduced to 30% of the public float, it will not be necessary for the selling shareholders to sell at a fixed price until the Company’s Ordinary Shares are quoted on the OTC Bulletin Board.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64

14.
We have reviewed your response to comment 38 in our letter dated July 16, 2007. Your revised disclosure states that "the acquired assets of Canitar are immaterial so as not to require separate financial statements under US GAAP." This appears to indicate that you believe Canitar is a stand-alone business, which contradicts your response to prior comment 47 whereby you state that you do not believe Canitar constitutes a stand-alone business. Please advise or revise your disclosure accordingly.

We have revised the third and fourth paragraphs of the “Company Overview” subsection of the Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus on page 65 to make it clearer that the assets of Canitar and Bahia do not constitute businesses.

15.
We have reviewed your response to comment 39 in our letter dated July 16, 2007. You currently disclose critical accounting policies under the Comanche Corporation heading on pages 68-69 as well as under the Simoes heading on pages 74-76. Please identify and disclose all of your critical accounting policies and estimates that are critical to all of the financial statements you provide in your filing, indicating where policies differ for the various entities, rather than presenting two sets of critical accounting policies.

The “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus on pages 68 and 69 has been revised so that all of the critical accounting policies are discussed under one heading.

Off-Balance Sheet Arrangements, page 71

16.	Please enhance your disclosure to provide context as to the anticipated biodiesel prices over the life of your sales contract with Petrobras.

We have added several sentences to the end of the disclosure in the “Off-Balance Sheet Arrangements” subsection of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus on page 71 to compare how prices paid to other suppliers to Petrobas of biodiesel compare with the price received by the Company.

Liquidity and Capital Resources, page 72

17.
Please discuss your payment obligations under the notes and your expected sources of funds to be used for this purpose. We note your disclosure on page 9 that you have the intention and a reasonable basis to believe you will make all payments on the notes when they become due and payable; however, you do not currently discuss the amount or timing of payments due under the notes.

The “Liquidity and Capital Resources” subsection of the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section of the prospectus relating to the Company has been revised on pages 72 to 73 of the prospectus to discuss the Company’s payment obligations under the notes and the Company’s expected sources of funds to pay these obligations.

Uses of Liquidity, page 72

18.
We note your disclosures regarding the allocations of the purchase price related to Canitar, Santa Anita, and Bahia. It is unclear how these amounts reconcile to the amounts you present within your pro forma balance sheet on page 80. Please advise or revise accordingly.

The pro forma balance sheet was compiled using an exchange rate of 2.1385 R$ to the U.S. $, while the acquisitions were booked in April 2007 at an actual exchange rate of 2.0343 (see Note I on the pro forma balance sheet). Therefore, the figures on the pro forma balance sheet should be multiplied by 1.05122 to get equivalent figures to those shown in the MD&A. The following table reconciles the pro forma balance sheet to the figures quoted in the MD&A. Please note that there may be some minor rounding adjustments.

	Pro forma Balance Sheet	Pro forma Adjusted for Fx Rates	MD&A

Bahia
Fixed Assets	$9,165	$9,634	$9.7 million
Licenses	$2,338	$2,458	$2.5. million

Santa Anita
Fixed Assets	$24,169	$25,407	$25.4 million
Licenses	$2,806	$2,950	$2.9 million

Canitar
Fixed Assets	$11,436	$12,022	$12.1 million
Licenses	$2,806	$2,950	$2.9 million

Unaudited Pro Forma Consolidated Financial Statements, page 79

19.	Please also present a pro forma statement of operations for the period ended June 30, 2007. See Rule 11-02(0(2) of Regulation S-X.

A pro forma combined income statement for the period ended June 30, 2007 has been added to the “Unaudited Pro Forma Consolidated Financial Statements” section of the prospectus on page 81.

20.
We have reviewed your response to comment 48 in our letter dated July 16, 2007. As previously requested, please provide us with your significance tests under Rule 3-05 of Regulation S-X for each period presented. If in any period, this acquisition of Bahia was significant in excess of the 20% level, Bahia's separate financial statements are required to be included for all periods presented. These separate financial statements must be audited for periods that the 20% significance level was exceeded and may be unaudited for each other period. Please note that you should compare the most recent pre-acquisition audited annual statements of Bahia to Comanche's pre-acquisition consolidated statements as of the end of the most recently completed audited fiscal year. Thus, you would apply the total assets of $1.9 million for Comanche in the asset test. See Staff Training Manual, Topic 2.I.D.3.

As stated in our response to prior comment 48, we do not believe that the acquisition of Bahia facilities constituted a business under Rule 11-01(d) of Regulation S-X and hence significance tests and separate financial statements are not required or presented. We regret the inconsistency in our response to prior comment 77, which incorrectly stated that we believe the acquisition of Bahia constituted a business. Our conclusion is based on consideration of the following factors mentioned in Rule 11-01(d):

(1)
All revenue-producing activity before the acquisition was in areas unrelated to biodiesel. All of these unrelated activities were spun off or sold prior to the acquisition of Bahia by the Company. Biodiesel production had not yet commenced at the time of acquisition, and indeed the plant was incapable of producing biodiesel as it lacked critical physical components which had neither been ordered, paid for nor installed at the date of acquisition; it did not have the all of the regulatory permits necessary for that activity; and it did not have the administrative infrastructure to carry out that activity. Moreover, the production of biodiesel requires, in addition to a functioning plant, a reliable supply of feedstock in large volumes. When we acquired the facility in April 2007, the prior owner had neither purchased, contracted for nor identified the feedstock necessary for production of the fuel. Thus there was no revenue-producing activity that existed that could be material to an understanding of future operations.

Subsequent to the acquisition, we completed the construction of the plant, including installing production controls systems, generators to provide a power source, storage tanks for feedstock and finished goods, loading facilities and a laboratory and quality assurance and testing systems which were critical components necessary for production. In addition, we installed an accounting and control system, hired key employees, obtained permits, and identified, contracted for and acquired significant volumes of feedstock.

We also made a number of important modifications to the plant and changed the focus of the business activity. We increased capacity at the plant to get greater economies of scale, we removed a number of production bottlenecks, we modified the production equipment to accept a wider variety of feedstocks, we contracted for waste water treatment, built out buildings and we installed full automation control systems for the plant to reduce the workforce that would be required once production began. These actions will allow us to decrease our production costs. Finally, we redesigned the plant to produce higher-quality biodiesel that can meet export grade standards acceptable for exportation to Europe or the United States. This will allow us to sell our product in world markets at potentially higher prices than products which can be used only for domestic consumption. We only began biodiesel production at the plant in October 2007.

In summary, there was no revenue producing biodiesel activity at all before the acquisition, nor was the acquired facility readily able to produce biodiesel, and the biodiesel revenue-producing activity after the acquisition is different in nature as well as in scale than that intended by the original owners when they built the incomplete production facility.

(2)

(i)
When acquired, the physical facilities consisted of a portion of the necessary equipment for a 40 million liter/year biodiesel plant that included the reactors that are the fundamental element for biodiesel production, but lacked a number of major components without which production could not occur. Following the acquisition, we completed construction of the plant as described above. We installed an accounting and control system, and hired key employees, creating an administrative infrastructure that had not existed. We also obtained missing regulatory authorizations and made numerous significant changes described above that altered the nature as well as the scale of the original, incomplete facility.

(ii)
All employees of the previous owner were terminated or offered alternative employment prior to the acquisition. We did not acquire any employees with the purchase. After the acquisition we hired a small team of people to oversee the final construction of the plant. We also hired a small number of production personnel prior to the plant beginning operations.

(iii)
There was no market distribution system in place before the acquisition. We have not yet created a market distribution system and are currently selling all of our production to Petrobras, a large Brazilian oil company. We are currently working to create a market distribution system for all of our clean fuel products, so that we can deliver our products to those areas with the highest relative prices.

(iv)
There was no sales force prior to the acquisition. After the acquisition, Comanche personnel signed a contract to sell all of Bahia’s biodiesel production to Petrobras in the near-term. Longer-term, we intend to create a centralized sales force to sell all of Comanche’s clean fuel products.

(v)
There was no customer base prior to the sale and no customer lists were transferred with the sale. Because of this, we initially entered into the bulk sales arrangement mentioned above. As the sales force and market distribution system are developed, we intend to create a customer base that we can sell to directly.

(vi)
The plant had some environmental licenses prior to the sale. However the upgraded plant required additional licenses and had to be inspected and approved before it was able to begin operations. The plant was also missing some key regulatory approvals and permits which had to be acquired before operations could begin. Now that it is operating, the plant will also need to continually comply with Brazilian environmental regulations. There were no other material operating rights enjoyed by the plant prior to its acquisition.

(vii)
No production techniques were acquired with the acquisition. Although not specifically a production technique, ensuring an uninterrupted supply of feedstock is a critical component of biodiesel production. At the time of acquisition, the Bahia plant had no relationship with feedstock suppliers, nor had sources of feedstock been contracted for or even identified, nor had a feedstock supply strategy been developed. Since then, we have developed a plan for vertical integration of a part of our feedstock requirements and begun to execute that plan, have made approximately $5.4 million of feedstock purchases, and have entered into contracts for future feedstock supply.

(viii)
The plant had previously operated under the name IBR Inoquimica do Brasil Ltda. We have changed the name to Comanche Biocombustiveis de Bahia Ltda. and will market our product under the name of Comanche. Therefore, no trade names remained after the purchase.

Based on these factors, we do not believe that the Bahia acquisition constitutes a business pursuant to Rule 11-01(d) of Regulation S-X, nor do we believe that there is sufficient continuity in Bahia’s operations prior to and after the transaction, so that disclosure of prior financial information would be neither material nor relevant to an understanding of future operations. Accordingly, significance tests are also unnecessary.

21.
We have reviewed your responses to comments 49 and 54 in our letter dated July 16, 2007. It still appears that there are pro forma adjustments without a footnote explanation on your pro forma balance sheet and there are footnote explanations that do not have a corresponding letter on the face of the pro forma balance sheet and income statement. To the extent that multiple adjustments are included in one line item, please separately explain and quantify each transaction, financing and any other types of adjustments. Please revise accordingly. In addition, please ensure that each footnote explanation clearly discloses the underlying assumptions involved. We may have further comments based on your response.

The unaudited pro forma combined financial statements have been revised so that there are now footnote explanations for each of the adjustments indicated on such statements and certain of the footnotes have been revised to more clearly disclose the underlying assumptions involved.

Pro Forma Combined Balance Sheet, page 80

22.
Please breakout the shareholder's equity section into its separate components on the face of the pro forma balance sheet, so that readers can better understand the changes that are occurring. Please also show the number of shares authorized, issued and outstanding on a historical and pro forma basis.

The stockholders equity section of the pro forma combined balance sheet as of December 31, 2006 has been revised to contain additional rows setting forth the components of stockholders equity and to disclose the authorized shares of the Company. In addition, the pro forma combined income statement for the year ended December 31, 2007 has been revised to include average shares outstanding on a historical and pro forma basis.

Notes to Unaudited Pro Forma Combined Financial Statements, page 82

23.
Footnote 2 refers to your estimate of adjusted EBITDA contained in your pro forma statement of income; however, it does not appear that you actually present adjusted EBITDA within your pro forma statement of income. As such, please remove this footnote accordingly.

The footnote has been removed.

Security Ownership of Certain Beneficial Owners and Management, page 86

24.	Please update the information in the table to the most recent practicable date.

The information in the table has been updated to December 31, 2007.

25.	Since Alexandre and Jose Kume are affiliated with Castanhera Acquisition Company, LLC, please reflect the shares held by Castanhera as also being beneficially owned by Alexandre and Jose Kume.

Alexandre Tadeu Kume and Jose Ricardo Kume each own 37.5% of the equity interests of Castanhera Acquisition Company, LLC (“Castanhera”) and each are managers of Castanhera. Delmo Vilhena owns the other 25% of the equity interest in Castanhera and is also a manager. However, we do not believe that either of the Kumes controls Castanhera and, as a result, is an affiliate of Castanhera. Therefore, we do not think it is appropriate to include the shares owned by Castanhera in the beneficial ownership of either person.

26.	Please include a row in the table showing the number of shares beneficially held by officers and directors as a group.

The information has been included in the table on page 87.

Certain Relationships and Related Transactions, page 90

27.
We note your response to comment 62 in our letter dated July 16, 2007. Please describe the related party transactions relating to your founders and their affiliates and the acquisition of Comanche Corporation and Comanche Participacoes described under Our History on page 4. Also describe the transactions with Castanhera Acquisition Company, LLC and Ouro Verde Particpacoes S/A, since these entities are affiliated with some of your executive officers and directors.

The section of the prospectus entitled “Certain Relationships and Related Transactions” has been revised on pages 88 and 89 to include such information

Comanche Corporation Consolidated Financial Statements for the Period Ended June 30, 2007

General

28.	We have reviewed your response to comment 65 in our letter dated July 16, 2007. Please provide the disclosures required by paragraph 12 of FSP EITF 00-19-2.

A second paragraph has been added to the Contingent Liabilities section of Note 21 of Notes to The Consolidated Financial Statements for the Period Ended June 30, 2007 on page F-32 to include the required disclosures.

29.
We have reviewed your response to comment 66 in our letter dated July 16, 2007. Please note that the disclosure requirements set forth in paragraphs 11-13 of SFAS 7 also apply to your financial statements for the period ended June 30, 2007. Alternatively, if you have determined that you should no longer be considered to be in the development stage for your most recent interim period, please revise your interim financial statements to indicate that in prior years, you were considered to have been in the development stage. See paragraph 13 of SFAS 7. Please revise accordingly.

A second paragraph of Note 2 to the Consolidated Financial Statements for the Period Ended June 30, 2007 on page F-19 has been added to state that as of April 3, 2007, the Company no longer considers itself to be in the development stage and that in accordance with SFAS 7, comparative prior year statements do not include the disclosures normally associated with a development stage company.

Note 5 - Business Combination, page F-26

30.
Please tell us what consideration you gave to identifying, and filing consents from, the independent third party valuation experts who are valuing the assets acquired. Rule 436(b) of Regulation C requests that you either identify the valuation experts and include consents, or revise your disclosure to eliminate the reference to the independent third party valuation experts. Please advise or revise.

The last sentence of the fourth paragraph of footnote 5 on page F-26 has been revised to eliminate the reference to the independent third party valuation experts.

31.
Please disclose whether there are any contingent payments, options or commitments specified in the acquisition agreements and the accounting treatment that will be followed should any such contingency occur. If there are no such contingencies, please confirm. See paragraphs 51(f) and 53(c) of SFAS 141.

A paragraph has been added to the end of footnote 5 to state that there are no contingent payments, options or commitments in the acquisition agreements discussed in footnote 5.

Note 10 - Property, Plant and Equipment, page F-27

32.	Please disclose the range of useful lives for each category of property, plant and equipment you have presented. See paragraph 13 of APB 22.

The table in footnote 10 on page F-27 has been revised to include such information.

Note 23 - Subsequent Events, page F-33

33.
Please confirm whether or not you have recognized any amounts in your financial statements related to the estimated payments from your insurers regarding the explosion at your Canitar facility. If you have recognized any amounts, please tell us the accounting literature you relied on to support your accounting treatment. In addition, please disclose the existence of any potential or existing litigation as a result of the death of an employee and injuries sustained by two employees in the accident, if appropriate. See paragraphs 9-12 of SFAS 5.

The losses associated with the explosion at the Canitar facility will be recognized on the Company’s third quarter financial statements. In accordance with SFAS 5, no amounts will be recognized related to estimated insurance payments.

A sentence has been added to the end of the second paragraph of footnote 23 to state that no legal proceedings have been instituted or threatened regarding the death of one employee and injuries to two others in the accident which is described.

Item 7. Recent Sales of Unregistered Securities, page II-1

34.
We note your response to comment 82 in our letter dated July 16, 2007. For each transaction in April 2007, state the nature of the assets and the aggregate amount of consideration received by the company.

Item 7 of Part II on page II-1 of the registration statement has been revised to provide such information.

Legal Opinion - Exhibit 5.1

35.
Please delete the language in paragraph 2 relating to entries being made in the register of members of the Company. Counsel cannot assume that the company has taken all corporate actions necessary to authorize the issuance of the shares.

We do not believe that a change in the legal opinion is required. The condition that entries be made in the register of members pertains only to ordinary shares to be issued in the future upon exercise of warrants or conversion of notes. It does not pertain to shares already issued since the entries as to such shares have already been made. The entries in the register of members are not authorizations by the directors, but are rather ministerial in nature. However, counsel considers them necessary to be accomplished before the shares can be considered to be validly issued.

Very truly yours,

/s/ Darren Ofsink

Darren Ofsink